HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                                        harttrinen@aol.com
Will Hart                        (303) 839-0061             Fax: (303) 839-5414

                                  March 4, 2020

Irene Paik
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      CEL-SCI Corporation
                  Post-Effective Amendment No. 1 to Form S-1
                  File No. 333-229295

     This office represents CEL-SCI Corporation (the "Company"). With respect to the staff's letter dated March 4, 2020, we propose to add the following to the section of the prospectus entitled "Recent Developments".

          "In February 2020 we issued 44,065 shares of our common stock to three persons upon the exercise of warrants which had exercise prices between $2.24 and $3.60 per share. However, the 44,065 shares were not registered pursuant to Section 5 of the Securities Act of 1933 and no exemption from registration was available for the issuance of these shares. If the persons that exercised these warrants sought to rescind the exercise of the warrants we would have to pay these persons approximately $126,000."

     As noted above, if the three persons who exercised their warrants in February 2020 rescinded the exercise of these warrants, the Company would be required to pay these persons approximately $126,000. In comparison, the Company, aside from other contractual obligations (employment contracts, remaining amounts which the Company estimates will be required to complete its Phase III clinical trial, etc.), is required to make lease payments on its manufacturing facility of approximately $150,000 per month. Accordingly, we do not believe that the potential payment of $126,000 to the persons who exercised their warrants in February 2020 is material and therefore disclosure of this potential payment is not required in the Company's annual report on Form 10-K for the year ended September 30, 2019.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                              Very Truly Yours,

                                              HART & HART, LLC

                                              /s/ William T. Hart

                                              By
                                                   William T. Hart